

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

Via E-mail
Mr. Dunson Cheng
President and Chief Executive Officer
Cathay General Bancorp
777 North Broadway,
Los Angeles, CA 90012

> **Re:** **Cathay General Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 000-18630**

Dear Mr. Cheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Regulation and Supervision

Recent Developments

EESA and ARRA, page 12

1.   We note that you do not plan to repay the $258 million TARP funds in the "immediate future." Future filings should disclose, in sections addressing the repayment of TARP funds, any penalties that may result if the funds are not timely repaid.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 83

2.   You state that there "were no significant changes in the Bancorp's internal controls or in other factors that could significantly affect these controls subsequent to the date the principal executive officer and principal financial officer completed their evaluation." Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2010. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 5. Loans, page F-21

3.   Please provide us with, and revise your future filings to include, a roll forward of the activity within your TDR loans for each period presented.

4.   We note your presentation of impaired loans in the table provided on page F-23; however it is not clear from your disclosure whether or not the table includes your TDR loans. Please advise, and revise your future presentation as necessary, to clarify and quantify the amount of TDRs included in your impaired loan disclosures. If your TDRs are not included in impaired loans please explain why and provide the authoritative guidance you used to support your accounting treatment.

Definitive Proxy Statement filed April 14, 2011

General

5.   It does not appear that you provided your shareholders with an advisory shareholder vote on the frequency of the say-on-pay vote or disclosed in a Form 8-K your decision about the frequency of future say-on-pay votes. Companies were required to provide an advisory shareholder vote on the frequency of the say-on-pay vote at shareholder meetings starting on Jan. 21, 2011, at which shareholders shall be able to cast a non-binding vote on how often the say-on-pay vote should occur: once a year, once every two

years, or once every three years. In addition, each company must disclose in a Form 8-K its decision about the frequency of future say-on-pay votes. This disclosure must be made within 150 calendar days after the shareholder meeting, but no later than 60 calendar days before the deadline for shareholders to submit proposals for the next annual meeting. Please advise. Refer to section 14A(a)(2) of the Securities Exchange Act of 1934 and Item 5.07 of Form 8-K. The adopting release for these rules can be found on the SEC's website at http://www.sec.gov/rules/final/2011/33-9178.pdf.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you need further assistance, to Michael R. Clampitt, Senior Staff Attorney, at (202) 551-3434. If you have additional questions regarding financial matters, you may contact me at (202) 551-3872.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief